Exhibit 99.1

Ecopetrol continues its transformation process by optimizing the Business Group’s capital structure

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that as part of its transformation process, it is continuing the strategy of optimizing its capital structure in the Business Group (GEE). The strategy’s objectives include an efficient allocation of debt within the companies comprising the Business Group. This is in line with the company’s commitment to encouraging savings and optimization with a view to generating financial efficiencies in the consolidated results.

The operating and financial results achieved by the group’s companies are reflected in a solid cash position, allowing it to continue optimizing its capital structure. As part of its implementation of this strategy, in December the business group will execute the three transactions described below:

1)	Ecopetrol and Refinería de Cartagena S.A. (Reficar) have received authorizations from the Colombian Ministry of Finance and Public Credit [Ministerio de Hacienda y Crédito Público] (MHCP) through Resolutions No. 4095 of December 5, 2017 and 4112 of December 7, 2017, for Ecopetrol, as sponsor, to assume Reficar’s debt under the same financial conditions as for amount, term and interest rate, according to the voluntary takeover mechanism stipulated in the financing agreements entered into by both companies in 2011.

Having completed its processing with the export-promotion agencies and international banks, Ecopetrol will assume approximately USD$ 2.666 billion in nominal debt plus interest accrued as of the takeover date. This voluntary debt assumption by Ecopetrol involves a capitalization of Reficar for the value of the debt assumed.

2)	Ecopetrol will capitalize the COP$1,109,626 million loan plus interest, which it granted to Reficar in 2010.

Upon capitalizing the aforementioned debts, corporate documents will be signed to define the relationships and commitments created for shareholders of that subsidiary, to complete the capitalization.

It is significant that the measures for debt assumption (1) and capitalization (2) have no effect on the Ecopetrol Group’s debt level, since the debt is already reflected in the consolidated financial statements.

3)	Ecopetrol reports that on December 15, 2017, it will pay off in advance the loans from both The Bank of Tokyo-Mitsubushi UFJ, Ltd. (BTMU) and Export Development Canada (EDC), with nominal values of USD$175 million and USD$300 million, respectively. The original payoff year for those facilities was 2021.

After the transactions mentioned above, which fulfilled all the procedures and approvals internal and external required, the business group’s nominal debt will decline to USD$ 14.580 billion.

As a result of the capital structure optimization strategy that has been implemented since October 2016, the credit metrics continue to improve versus the figures reported at the September 30, 2017 cutoff, as shown below:

GEE Companies Debt – Third-Party Debt

Figures in Millions of USD (Does not include inter-company loans)
Company[1]	Dec-16	Sep-17	Adjusted Sep-17[2]
Ecopetrol	13,017	11,027	13,219
Reficar	2,796	2,666	0
Bicentenario	516	483	483
ODL	257	222	222
Bioenergy	158	156	156
Ocensa	500	500	500
Total	17,244	15,055	14,580

Gross Debt / EBITDA[3]	3.0x	2.1x	2.0x
Net Debt / EBITDA[3]	2.2x	1.7x	1.7x
[1] Nominal debt value.

[2] Totals at the September close (15,055) - prepaid international loans (475). Includes reclassification of Reficar nominal debt (2,666).

[3] Debt value reported on the Financial Statements under IFRS and past 12 months’ EBITDA.

The Ecopetrol Business Group’s improved results and capital structure optimization strategy have allowed the nominal value of its consolidated debt to decline by USD$ 2.664 billion from December 2016 to date. The transactions executed are in line with the goals of the 2020 business plan, confirming the company’s commitment to its credit rating and to increasing its return to shareholders.

Bogotá D.C., December 7, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co